UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 30, 2025

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com http://x.com/NovartisNews

PRESS RELEASE

Novartis receives FDA approval for Rhapsido® (remibrutinib), the only oral, targeted BTKi treatment for chronic spontaneous urticaria (CSU)

Ad hoc announcement pursuant to Art. 53 LR

•	Rhapsido helps to inhibit release of histamine and proinflammatory mediators by targeting BTK, offering unique approach to CSU treatment[1]

•	Well-controlled disease observed as fast as two weeks, with demonstrated safety profile that requires no lab monitoring[1]

•	1.7 million people in US live with CSU; more than half remain symptomatic despite increasing doses of antihistamines[2,3]

•	Remibrutinib also in clinical development for chronic inducible urticaria, food allergy, and hidradenitis suppurativa, expanding Novartis Immunology portfolio

Basel, September 30, 2025 – Novartis announced today that Rhapsido® (remibrutinib) received US Food and Drug Administration (FDA) approval as an oral treatment for adult patients with chronic spontaneous urticaria (CSU) who remain symptomatic despite H1 antihistamine treatment. Rhapsido is a pill taken twice daily and does not require injections or lab monitoring. It is the first FDA-approved Bruton’s tyrosine kinase inhibitor (BTKi) for CSU. Rhapsido helps to inhibit the release of histamine and other proinflammatory mediators by targeting BTK, offering a unique approach to CSU treatment.1

“CSU is a serious disease that can cause debilitating symptoms and unpredictable flares. It’s difficult to diagnose and manage,” said Mark Lebwohl, MD, Dean for Clinical Therapeutics at the Icahn School of Medicine at Mount Sinai and member of the steering committee for the remibrutinib REMIX Phase III clinical trial program. “Remibrutinib represents a new way of treating CSU. By blocking the activity of BTK, remibrutinib stops a key pathway of the immune response in CSU. This is an exciting new option that has the potential to help a broad range of patients get fast relief.”

CSU is a mast cell-driven condition thought to be caused by immune dysregulation. In people with CSU, the immune system can become activated through allergic (IgE) or autoimmune (IgG) pathways.4 This causes certain immune cells—mast cells and basophils—to activate the BTK protein. While not fully understood, it is believed that once activated, BTK leads to the release of histamine and other proinflammatory mediators that may cause the red, swollen, and itchy hives commonly seen in CSU.5,6

CSU symptoms are unpredictable, recurring for six weeks or more without an identified cause.7 Diagnosis can take up to 24 months.8 Many CSU patients say their symptoms negatively impact their sleep, work, and mental health.9,10,11 Antihistamines are the first-line treatment, but over half of patients still have symptoms, even at higher doses.2 Injectable treatments exist for those who don't respond to antihistamines, yet fewer than 20% of eligible patients receive them.12

“The approval of remibrutinib is an important development in CSU care. It quickly reduces symptoms, offering patients control of the hives and itching that they experience on a daily basis,” said Giselle Mosnaim, MD, MS, an Allergist and Immunologist from Endeavor Health, Clinical Associate Professor at the University of Chicago Pritzker School of Medicine and REMIX trial investigator. “This is significant because it expands beyond existing injectable treatments and gives patients an oral option that can easily be incorporated into their daily lives.”

“Many CSU patients feel misunderstood and settle for treatments that don’t fully meet their needs,” said Lynda Mitchell, CEO of Allergy & Asthma Network. “We support new treatment options that empower patients to choose what works best for them. This convenient new oral therapy offers a promising new way to manage CSU and potentially improve daily life for those living with this challenging condition.”

Clinical data supporting approval

The FDA approval of Rhapsido in CSU is based on results from the Phase III REMIX-1 (NCT05030311) and REMIX-2 (NCT05032157) clinical trials in patients who remained symptomatic on second-generation H1 antihistamines. Rhapsido demonstrated superiority in change from baseline versus placebo in itch (ISS7), hives (HSS7), and weekly urticaria activity (UAS7) at Week 12.13 Significantly more patients treated with Rhapsido versus placebo achieved well-controlled disease (UAS7≤6) as early as Week 2 and at Week 12, and about one-third of patients achieved complete absence of itch and hives at Week 12.13 Rhapsido has a demonstrated safety profile that requires no lab monitoring.13 The most common adverse events (incidence ≥3%) were nasal congestion, sore throat, and runny nose (nasopharyngitis), bleeding, headache, nausea, and abdominal pain.13

Novartis has completed regulatory submissions for Rhapsido for the treatment of CSU across many countries, including in the European Union, Japan, and China, with priority review granted in China.

Transforming care in Immunology

“This approval of Rhapsido as the first and only BTK inhibitor in CSU is an important milestone in our journey to reshape care for overlooked immune-related conditions and offer more patients the potential to find fast relief,” said Victor Bultó, President, US, Novartis. “Building on our legacy in advancing the treatment of allergic, dermatologic, and rheumatologic conditions, we are deeply committed to further investing in innovative, patient- focused therapies across immunology.”

Discovered and developed by Novartis to target the BTK pathway as a driver of inflammation, remibrutinib is being investigated in ongoing clinical trials across a variety of immune-related conditions, including chronic inducible urticaria (CIndU), hidradenitis suppurativa (HS), and food allergy.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this press release, or regarding potential future revenues from such products.You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach nearly 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

References

1.	Rhapsido® (remibrutinib) Prescribing Information. Novartis Pharmaceuticals Corp.
2.	Maurer M, Weller K, Bindslev-Jensen C, et al. Unmet clinical needs in chronic spontaneous urticaria. A GA²LEN task force report. Allergy. 2011;66:317-330. doi:10.1111/j.1398-9995.2010.02496.x
3.	The World Bank. Population, total. Accessed June 2025. https://data.worldbank.org/indicator/SP.POP.TOTL
4.	Kolkhir P, Muñoz M, Asero R, et al. Autoimmune chronic spontaneous urticaria. J Allergy Clin Immunol. 2022;149(6):1819-1831. doi:10.1016/j.jaci.2022.04.010
5.	Kolkhir, P., Giménez-Arnau, A.M., Kulthanan, K. et al. Urticaria. Nat Rev Dis Primers. 8, 61 (2022). https://doi.org/10.1038/s41572-022-00389-z
6.	Mendes-Bastos P, Brasileiro A, Kolkhir P, et al. Bruton's tyrosine kinase inhibition-An emerging therapeutic strategy in immune-mediated dermatological conditions. Allergy. 2022;77(8):2355-2366.
7.	Maurer M, Costa C, Gimenez Arnau A, et al. Antihistamine-resistant chronic spontaneous urticaria remains undertreated: 2-year data from the AWARE study. Clin Exp Allergy. 2020;50:1166-1175. doi: 10.1111/cea.13716
8.	Friedman A, Kwatra SG, Yosipovitch G. A Practical Approach to Diagnosing and Managing Chronic Spontaneous Urticaria. Dermatol Ther (Heidelb). 2024;14(6):1371-1387. doi: 10.1007/s13555-024-01173-5
9.	Mendelson M, Bernstein J, Gabriel S, et al. Patient-reported impact of chronic urticaria compared with psoriasis in the United States. J Dermatolog Treat. 2017; 28(3):229-236. doi:10.1080/09546634.2016.1227421
10.	Maurer M, Abuzakouk M, Bérard F, et al. The burden of chronic spontaneous urticaria is substantial: Real-world evidence from ASSURE-CSU. Allergy. 2017;72(12):2005-2016. doi:10.1111/all.13209
11.	Balp M-M, Krupsky K, Balkaran BL, et al. Oral presentation at: European Academy of Allergy and Clinical Immunology (EAACI) Hybrid Congress 2023; June 9–11, 2023; Hamburg, Germany.
12.	Maurer M, Raap U, Staubach P, et al. Antihistamine-resistant chronic spontaneous urticaria: 1-year data from the AWARE study. Clin Exp Allergy.2019; 49: 655–662. https://doi.org/10.1111/cea.13309
13.	Metz M, Giménez-Arnau A, Hide M, et al. Long-term efficacy and safety of remibrutinib in patients with chronic spontaneous urticaria in the Phase 3 REMIX-1 and REMIX-2 studies. Presented as a late oral abstract session on clinical trials at EAACI 2024; May 31-June 3, 2024; Valencia, Spain.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 30, 2025	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head of Financial Reporting and Accounting